Exhibit 99.2

LOC A TION LOC A TION LOC A TION GOOD THINGS HAPPEN WHEN YOU OWN GOOD REAL ESTATE Q1 2017 Financial Results – May 23, 2017 Extra Itaim , Sao Paulo

Page 2 LOC A TION LOC A TION LOC A TION DISCLAIMER This presentation may include forward - looking statements, including forecasts, evaluations, pro forma figures, estimates and oth er information relating to future events and issues. Forward - looking statements may relate to, among other things, revenues, earnings, cash flo ws, capital expenditures and other financial items. Forward - looking statements may also relate to our business strategy, goals and expectati ons concerning our market position, future operations, profitability, liquidity and capital resources. All statements other than statements of historical facts are forward - looking statements and can be identified by the use of forward - looking terminology such as the words "anticipate", "beli eve", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will" and similar terms and phrases. Any forward - looking information contained in this presentation is based, in addition to existing information of the Company, on present Company expectations and evaluations regarding future developments and trends and on the interaction of such developments and trends. Al though we believe the assumptions upon which any forward - looking statements are based are reasonable, any of these assumptions could prove to be inaccurate, and the forward - looking statements based on these assumptions could be incorrect. Our business and operations involv e risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affec t o ur results of operations and whether the forward - looking statements ultimately prove to be correct. Forward - looking statements are based on cu rrent expectations and are not guarantees of future performance. Actual results and trends in the future may differ materially from those suggested or implied by any forward - looking statements in this presentation depending on a variety of factors including those described in greater detail in our Periodical and Annual Reports, Registration Statement on Form F - 1, Registration Statement on Form F - 3, Annual Report on Form 20 - F and in other information we file and furni sh including, but not limited to, with the Israel Securities Authority, the U.S. Securities and Exchange Commission, and the Canadian Secur iti es Administrators, including under the heading “Risk Factors.” All written and oral forward - looking statements attributable to us or persons acting on our behalf are expressly qualified in th eir entirety by the previous statements. Except for any obligations to disclose information as required by applicable securities laws, we underta ke no obligation to update any information contained in this presentation or to publicly release the results of any revisions to any statements t hat may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this presentation. The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form par t of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Gazit - Globe Ltd . or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with or relating to any action, contract, commitment or to the securities of Gazit - Globe Ltd.

Page 3 LOC A TION LOC A TION LOC A TION Adi Jemini Executive Vice - President and CFO Dor J. Segal Executive Vice - Chairman and CEO

Page 4 LOC A TION LOC A TION LOC A TION Gazit - Globe ’ s % of Asset Value Represented by Public Investments 76% 31 / 12 / 2015 81% 31 / 3 / 2017 BUSINESS STRATEGY Create value by owning and developing the best necessity - based retail in major urban markets globally, with a strategy that is increasingly direct and on balance sheet

Page 5 LOC A TION LOC A TION LOC A TION FINANCIAL RESULTS FOR Q 1 2017 3 months ended March 31 (in NIS millions except per share data)   Change % Property rental income    NOI 477 493  NOI adjusted for exchange rates 477 462 3.2% Economic FFO    Economic FFO per share (NIS)    Economic FFO adjusted for exchange rate    Economic FFO adjusted for exchange rate per share (NIS)    Number of shares used in calculating the diluted FFO per share (000)    Consolidated cash flow from operating activities   - Fair value gain on investment property   - Loss attributable to equity holders of the company   - Diluted Loss per share attributable to equity holders of the Company (NIS)   (1) Reclassified ,see note 3 b and 3 c in the financial statements (2) Economic FFO is presented according to management approach and EPRA, and includes Gazit ’ s proportionate share in Regency ’ s FFO. (2) (2) (2) (2) (2) (1)

Page 6 LOC A TION LOC A TION LOC A TION FFO – Q1 2017 Economic FFO per share – Q 1 2017 vs. Q 1 2016 0.70 0.89 0.40 0.50 0.60 0.70 0.80 0.90 Q1/2016 Q1/2017 FFO per share NIS 137 174 100 110 120 130 140 150 160 170 Q1/2016 Q1/2017 FFO NIS millions Economic FFO – Q1 2017 vs. Q1 2016

Page 7 LOC A TION LOC A TION LOC A TION OPERATIONAL PARAMETERS 95.5% 94.9 % Total 95.8% 95.0% 96.2% 96.6% 92.6% 96.5% 95.3% 94.5% 96.0% 95.4% 91.9% 95.7 % USA Canada Northern Europe CEE Brazil Israel 31/12/2016 31/03/2017 Resilient assets with stable occupancy Q 1 2017 Same property NOI growth Geographic Spread Total 3.9% 3.7% 2.4% 1.2% 8.5% 7.3% 0.4% US- REG Canada - FCR Northern Europe Central & Eastern Europe Brazil Israel Total Geographic Spread (1) (2) (1) Including Norway and Kista (2) Russia same property NOI increased by 31%. Excluding Russia – Total portfolio Same property NOI growth is 2.6%

Page 8 LOC A TION LOC A TION LOC A TION As of March 31 As of December 31 (in NIS million except per share data)   Total Assets 48,347  Investment Properties & Development 33,569 78   Interest Bearing Debt, Net   Total Equity 17,07   Shareholder’s Equity 9,084 8,158 Shareholder’s Equity Per Share   EPRA NAV per share 54.7  Net Debt to Total Assets (LTV) 53.7   Net Debt to Total Assets (LTV Expanded Solo) 53.6% 62.0 % BALANCE SHEET HIGHLIGHTS

Page 9 LOC A TION LOC A TION LOC A TION 3.4 3.4 31/3/2017 LIQUIDITY AND FINANCIAL STRENGTH 85.8% 3/31/2017 Liquidity (1) Unencumbered Pool of Assets (2) Leverage NIS billions 50.1% 53.7% 12/31/2016 3/31/2017  USD billions NIS billions T he company and its private subsidiaries C onsolidated s ubsidiaries 39% 44% 61% 56% 12/31/2016 3/31/2017 International banks Local banks   Lines of Credit (1) Not including liquidity in FCR amounting to NIS 1.8 B (2) % of Unencumbered pool of assets from investment asset in consolidated subs (i.e. not including assets FCR and REG) 62.0% 53.6% 12/31/2016 3/31/2017 Consolidated Expanded Solo

Page 10 LOC A TION LOC A TION LOC A TION 759 1,338 1,508 1,177 993 879 1,052 1,204 492 947 1,129 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 and After NIS Millions Debenture Maturity Schedule ▪ Weighted average debt maturity: 4.84 years ▪ Average interest rate: 4.73 % WELL STAGGERED DEBT MATURITY SCHEDULE (1) As of 31 March 2017 . Comprises financial liabilities at the Gazit - Globe parent level and its private subsidiaries.

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